SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of Consolidated Results for Full Year 2019 and Q4 2019.

YPF S.A.

Consolidated Results

Full Year and Q4 2019

Consolidated Results Full Year and Q4 2019

CONTENT

Consolidated Results Full Year and Q4 2019

2019 ended with an increase in Revenues of 55.7%, an increase in Adjusted EBITDA of

39.7% and a decrease in Operating income before the asset impairment charge of 50.1%.

Q4 2018	Q3 2019	Q4 2019	Var.% Q419 / Q418	( Unaudited Figures)	Jan-Dec 2018	Jan-Dec 2019	Var.% 2019 / 2018
145,775	180,449	206,910	41.9%	Revenues (Million Ps)	435,820	678,595	55.7%
11,995	-30,625	-8,186	N/A	Operating income (Million Ps)	43,780	-21,012	N/A
9,095	10,804	-8,186	N/A	Operating income before reversal/impairment of assets (Million Ps)	40,880	20,417	-50.1%
17,905	-12,543	-10,356	N/A	Net income (Million Ps)	38,606	-33,379	N/A
15,730	18,529	-10,356	N/A	Net income before reversal/impairment of assets (Million Ps)	36,431	-2,307	N/A
35,434	52,867	43,834	23.7%	EBITDA (Million Ps)	133,529	183,026	37.1%
35,434	49,299	39,112	10.4%	Adjusted EBITDA (Million Ps)	121,549	169,857	39.7%
44.38	-32.44	-26.70	N/A	Earnings per share (Ps per Share)	98.43	-86.85	N/A
33,914	43,022	58,192	71.6%	Capital Expenditures (*) (Million Ps)	95,358	171,673	80.0%

EBITDA = Operating income + Depreciation of property, plant and equipment + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Recovery) / Deterioration of property, plant and equipment.

Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects, and the result from the revaluation of YPF S.A.’s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion in Q1 2018.

(*)	Capital Expenditures net of costs related to obligations for the abandonment of hydrocarbon wells of Ps -11.7 billion in 2018 and Ps +1.2 billion in 2019.

(Amounts are expressed in billions of Argentine pesos)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE YEAR 2019

•	Revenues for 2019 were Ps 678.6 billion, which represents an increase of 55.7% compared to 2018.

•

Operating income for 2019, before the asset impairment charge, was Ps 20.4 billion, 50.1% lower compared to the operating income, before the asset reversal charge, in 2018. Considering the asset impairment charge of Ps 41.4 billion (Ps 31.1 billion net of taxes) for 2019, the operating loss reached Ps 21.0 billion. On the other hand, Adjusted EBITDA for 2019 was Ps 169.9 billion, 39.7% higher than the Adjusted EBITDA in 2018.

•	Operating cash flow was Ps 217.1 billion for 2019, 73.6% higher than the Ps 125.1 billion reported for 2018.

•	Capital expenditures in property, plant and equipment increased by 80.0%, reaching Ps 171.7 billion.

•

Hydrocarbon production for 2019 was 514.4 Kboed, decreasing only 3.0% compared to 2018, in part affected by the decrease in production that occurred during 2019 as a result of the disposal of certain assets that represent approximately 4.1 Kboed.

Consolidated Results Full Year and Q4 2019

•	The average crude oil processed for 2019 was 277.5 Kbbld, 2.2% lower than 2018, while refinery processing levels were 86.9%.

•	In 2019, proved reserves (P1) slightly decreased by 0.6% from 1,080 Mboe to 1,073 Mboe.

2. ANALYSIS OF RESULTS FOR FULL YEAR AND FOURTH QUARTER 2019

2.1 CUMULATIVE RESULTS

Revenues for 2019 were Ps 678.6 billion, an increase of 55.7% compared to Ps 435.8 billion in 2018, primarily due to the following factors:

•	Diesel revenues in 2019 amounted to Ps 225.3 billion, a Ps 85.6 billion or 61.3% increase when compared to 2018;

•	Gasoline revenues in 2019 amounted to Ps 141.5 billion, a Ps 44.4 billion or 45.7% increase when compared to 2018;

•	Natural gas revenues in the domestic market during 2019 amounted to Ps 75.1 billion compared to Ps 60.4 billion in 2018, which represents an increase of Ps 14.8 billion, or 24.5%;

•

Retail natural gas revenues (residential customers, small businesses and industries) in 2019 reached Ps 42.6 billion, which represents an increase of Ps 17.8 billion, or 71.5%, from Ps 24.8 billion in 2018;

•

Other revenues in the domestic market, which include jet fuel, LPG, petrochemical products, crude oil, fuel oil and lubricants, among others, totaled Ps 105.1 billion in 2019, which represents an increase of Ps 36.2 billion, or 52.6%, from Ps 68.9 billion in 2018;

•	Export revenues in 2019 amounted to Ps 88.9 billion, which represents an increase of Ps 44.0 billion, or 98.0% from Ps 44.9 billion in 2018.

Cost of sales for 2019 was Ps 575.6 billion, 60.1% higher than the Ps 359.6 billion in 2018. This includes a 61.4% increase in production costs and a 53.4% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization increased by 56.4%, primarily due to the following factors:

a) Production costs

•	Depreciation of property, plant and equipment amounted to Ps 139.3 billion in 2019, compared to Ps 83.7 billion in 2018, which represents an increase of Ps 55.6 billion or 66.5%;

•	Lifting costs amounted to Ps 108.3 billion in 2019, which represents an increase of Ps 45.7 billion, or 73.0%, from Ps 62.6 billion in 2018;

•	Royalties and other production related costs in 2019 amounted to Ps 39.6 billion, from Ps 30.3 billion in 2018, which represents an increase of Ps 9.2 billion, or 30.5%;

•	Refining costs in 2019 amounted to Ps 24.8 billion, from Ps 13.2 billion in 2018, which represents an increase of Ps 11.6 billion, or 87.6%;

Consolidated Results Full Year and Q4 2019

•	Transportation costs in 2019 amounted to Ps 23.1 billion, which represents an increase of Ps 10.4 billion, or 82.0%, from Ps 12.7 billion in 2018.

b) Purchases

•	Fuel oil imports in 2019 amounted to Ps 32.0 billion, which represents an increase of Ps 9.1 billion, or 39.9%, from Ps 22.9 billion in 2018;

•	Crude oil purchases from third parties in 2019 amounted to Ps 45.9 billion, which represents an increase of approximately Ps 14.5 billion, or 46.3%, from Ps 31.4 billion in 2018;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential customers, small businesses and industries) during 2019 amounted to Ps 25.0 billion, which represents an increase of Ps 9.9 billion, or 65.6%, from Ps 15.1 billion in 2018;

•	Biofuel purchases (biodiesel and bioethanol) in 2019 amounted to Ps 34.6 billion, which represents an increase of Ps 10.7 billion, or 44.6%, from Ps 23.9 billion in 2018;

•

Grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, amounted to Ps 14.5 billion in 2019, which represents an increase of Ps 7.5 billion, or 105.1%, from Ps 7.1 billion in 2018;

•

In 2019, a negative stock variation of Ps 6.7 billion was recorded, compared to the negative stock variation registered in 2018 of Ps 0.9 billion, mainly as a result of an increased inventory consumption.

Selling expenses for 2019 amounted to Ps 49.9 billion, an increase of 78.7% compared to Ps 27.9 billion in 2018. Higher charges were recorded for transportation of products, mainly related to the higher rates paid for domestic transport of fuels and logistic changes in fuel distribution during 2019, higher charges for taxes, fees and contributions mainly due to the increase in withholdings on exports, higher charges for depreciation of fixed assets, higher personnel expenses, higher charges in allowances for bad debt, and higher fuel, gas and energy expenses, among others.

Administration expenses for 2019 amounted to Ps 24.7 billion, an increase of 77.4% compared to Ps 13.9 billion in 2018. The increase was mainly due to higher personnel expenses, higher professional fees and remuneration for services, higher costs in outsourcing services and computer licenses, many of which are denominated in dollars, higher charges related to institutional advertising and higher depreciation of fixed assets.

Exploration expenses for 2019 amounted to Ps 6.8 billion, representing an increase of 25.2% compared to Ps 5.5 billion for 2018.

During Q3 2019, the Company recognized a non-recurring charge for deterioration of property, plant and equipment of Ps 41.4 billion (Ps 31.1 billion net of taxes), mainly from the UGE Gas – Neuquina Basin of Ps 40.6 billion (Ps 30.4 billion net of taxes) based on the lower gas prices (and liquids) due to the situation that the gas market is facing both globally and due to specific dynamics, locally. The aforementioned impacts on investments and activity caused the deterioration in the value of the assets resulting in the recorded charge. This charge has not affected the cash generation of the company.

Consolidated Results Full Year and Q4 2019

In Q4 2018, the Company recognized a net reversal of the assets impairment charge of Ps 2.9 billion, mainly consisting of: a) reversal of the provision for asset impairment charge of the UGE Petroleum of Ps 39.8 billion, driven by the increase in reserves with improvements in estimated costs; partially offset by the increase in the discount rate due to the increase in the country risk rate and cost of debt and higher investments associated with the greater reserves considered in the flow; b) asset impairment charge for property, plant and equipment mainly for the UGE Gas—Neuquén Basin of Ps 28.3 billion and UGE Gas—Austral Basin of Ps 8.2 billion, based on the expected reduction in the gas market price, due to the decrease in the sale price to distributors and power generators (mainly due to the excess of supply compared to domestic demand at certain times of the year) and the increase in the discount rate mentioned above.

Other operating results, net, for 2019 were a loss of Ps 1.1 billion, compared to a gain of Ps 11.9 billion for 2018. The variation corresponds mainly to the recording of the result for the revaluation of YPF’s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion during Q1 2018, due to the agreement for the capitalization of the company, entered into by YPF and a subsidiary of GE Financial Services, Inc.

Net financial results for 2019 represented a gain of Ps 6.0 billion, compared to the gain of Ps 41.5 billion in 2018. In this order, higher negative interests for Ps 19.4 billion and higher interest rates were registered during 2019, compared to 2018. Additionally, in 2019, net negative charges were obtained for financial restatements of Ps 5.6 billion, mainly due to the update of the liabilities for the abandonment of wells, in comparison to the net positive charges in 2018 of Ps 7.6 billion as a result of the recalculation of the provision for the abandonment of wells. Finally, a lower positive foreign exchange on net liabilities in Argentine pesos in the amount of Ps 6.5 billion was recorded, due to the lower depreciation of the Argentine peso observed during 2019 in comparison to that of 2018.

Income tax expense during 2019 amounted to a loss of Ps 26.4 billion, compared to a loss of Ps 51.5 billion for 2018. This charge originates mainly from the negative charge for deferred tax recorded in 2019 and 2018 for Ps 3.6 billion and Ps 50.6 billion respectively, mainly related to the effects of the exchange rate variation.

Net income for 2019 before the asset impairment charge was a loss of Ps 2.3 billion, compared to the net income gain of Ps 36.4 billion before the asset reversal charge in 2018. Considering the asset impairment charge of Ps 41.4 billion (Ps 31.1 billion net of taxes) in Q3 2019, the net income for the 2019 financial year was negative in Ps 33.4 billion, compared to the positive net income of Ps 38.6 billion reported in 2018, considering the asset reversal charge of Ps 2.9 billion (Ps 2.2 billion net of taxes) in Q4 2018.

Capital expenditures for property, plant and equipment in 2019 were Ps 171.7 billion, an 80.0% increase compared to the capital expenditures made during 2018.

2.2 FOURTH QUARTER RESULTS

Revenues for Q4 2019 were Ps 206.9 billion, an increase of 41.9% compared to Ps 145.8 billion in Q4 2018, primarily due to the following factors:

•	Diesel revenues in Q4 2019 amounted to Ps 68.1 billion, a Ps 19.9 billion or 41.4% increase when compared to Q4 2018;

Consolidated Results Full Year and Q4 2019

•	Gasoline revenues in Q4 2019 amounted to Ps 42.4 billion, a Ps 9.5 billion or 29.0% increase when compared to Q4 2018;

•	Natural gas revenues in the domestic market during Q4 2019 amounted to Ps 18.7 billion compared to Ps 13.2 billion in Q4 2018, which represents an increase of Ps 5.5 billion, or 41.4%;

•

Retail natural gas revenues (residential customers, small businesses and industries) in Q4 2019 reached Ps 14.7 billion, which represents an increase of Ps 4.9 billion, or 50.2%, from Ps 9.8 billion in Q4 2018;

•

Other revenues in the domestic market during Q4 2019, which include LPG, jet fuel, crude oil, petrochemicals, fuel oil and lubricants, among others, totaled Ps 31.9 billion which represents an increase of Ps 6.3 billion or 24.5%, from Ps 25.6 billion in Q4 2018;

•	Export revenues in Q4 2019 amounted to Ps 31.2 billion, which represents an increase of Ps 15.1 billion, or 93.0%, from Ps 16.2 billion in Q4 2018.

Cost of sales for Q4 2019 was Ps 187.0 billion, 58.3% higher than the Ps 118.2 billion in Q4 2018. This includes a 62.0% increase in production costs and 28.8% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 37.4%. This increase was driven primarily by the following factors:

a) Production costs

•	Depreciation of property, plant and equipment amounted to Ps 44.6 billion in Q4 2019, compared to Ps 21.6 billion in Q4 2018, which represents an increase of Ps 23.0 billion or 106.6%;

•	Lifting costs amounted to Ps 32.6 billion in Q4 2019, which represents an increase of Ps 12.0 billion, or 57.8%, from Ps 20.7 billion in Q4 2018;

•	Royalties and other production related costs in Q4 2019 amounted to Ps 10.5 billion, from Ps 8.1 billion in Q4 2018, which represents an increase of Ps 2.4 billion, or 29.1%;

•	Refining costs in Q4 2019 amounted to Ps 8.2 billion, from Ps 4.3 billion in Q4 2018, which represents an increase of Ps 3.9 billion, or 90.0%;

•	Transportation costs in Q4 2019 amounted to Ps 7.5 billion, which represents an increase of Ps 3.4 billion, or 80.8%, from Ps 4.2 billion in Q4 2018.

b) Purchases

•	In Q4 2019, crude oil purchases from third parties amounted to Ps 12.2 billion, which represents an increase of approximately Ps 2.2 billion, or 21.8%, from Ps 10.0 billion of Q4 2018;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential customers, small businesses and industries) during Q4 2019 amounted to Ps 8.1 billion, which represents an increase of Ps 3.6 billion, or 82.5%, from Ps 4.4 billion in Q4 2018;

Consolidated Results Full Year and Q4 2019

•	Biofuel (biodiesel and bioethanol) purchases in Q4 2019 amounted to Ps 10.3 billion, which represents an increase of Ps 2.6 billion, or 34.1%, from Ps 7.7 billion of Q4 2018;

•

Grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, amounted to Ps 2.5 billion in Q4 2019, which represents an increase of Ps 1.0 billion, or 66.3%, from Ps 1.5 billion in Q4 2018;

•

In Q4 2019, a negative stock variation of Ps 17.0 billion was recorded, compared to the negative stock variation registered in Q4 2018 of Ps 5.1 billion, mainly as a result of an increased inventory consumption.

Selling expenses for Q4 2019 amounted to Ps 17.0 billion, an increase of 74.1% compared to Ps 9.7 billion in Q4 2018. Higher charges were recorded for transportation of products, mainly related to the higher rates paid for domestic transport of fuels, higher charges for taxes, fees and contributions mainly due to the increase in withholdings on exports, higher charges for depreciation of fixed assets, higher personnel expenses, higher charges in allowances for bad debt and higher fuel, gas and energy expenses, among others.

Administration expenses for Q4 2019 amounted to Ps 8.1 billion, an increase of 64.2% compared to Ps 4.9 billion in Q4 2018. The increase was mainly due to higher personnel expenses, higher professional fees and remuneration for services, higher costs in outsourcing services and computer licenses, many of which are denominated in dollars, higher charges related to institutional advertising and higher depreciation of fixed assets.

Exploration expenses for Q4 2019 amounted to Ps 2.3 billion, representing a decrease of 34.7% compared to Ps 3.6 billion for Q4 2018.

In Q4 2018, the Company recognized a net reversal of the assets impairment charge of Ps 2.9 billion, consisting of: a) reversal of the provision for asset impairment charge of the UGE Petroleum of Ps 39.8 billion, driven by the increase in reserves with improvements in estimated costs; partially offset by the increase in the discount rate due to the increase in the country risk rate and cost of debt and higher investments associated with the greater reserves considered in the flow; b) asset impairment charge for property, plant and equipment mainly for the UGE Gas—Neuquén Basin of Ps 28.3 billion and UGE Gas—Austral Basin of Ps 8.2 billion, based on the expected reduction in the gas market price, due to the decrease in the sale price to distributors and power generators (mainly due to the excess of supply compared to domestic demand at certain times of the year) and the increase in the discount rate mentioned above.

Other operating results, net, for Q4 2019 were a loss of Ps 0.6 billion, compared to a loss of Ps 0.2 billion for Q4 2018.

Net financial results for Q4 2019 represented a loss of Ps 15.0 billion, compared to the loss of Ps 6.9 billion in Q4 2018. In this context, in 2018, positive financial updates were recorded for Ps 12.2 billion, mainly due to the recalculation of the provision for abandonment of wells. In turn, in Q4 2019 higher negative interests of Ps 5.9 billion were recorded due to higher interest rates compared to the same period in 2018. Finally, these effects were partially offset by the recording of a positive foreign exchange on net liabilities in Argentine pesos of Ps 1.2 billion was recorded, due to the depreciation of the Argentine peso observed during Q4 2019, compared to the same period in 2018, when a negative exchange difference was recorded on net liabilities in pesos of Ps 13.1 billion, due to the appreciation of the Argentine peso during that period.

Consolidated Results Full Year and Q4 2019

Income tax expense during Q4 2019 amounted to a loss of Ps 8.1 billion, compared to a gain of Ps 5.5 billion for Q4 2018. This charge resulted mainly from the negative charge for deferred tax recorded in Q4 2019 of Ps 8.9 billion; compared to the positive charge of Ps 5.7 billion registered in Q4 2018, mainly resulted from the effects of the exchange rate variation in both periods.

Net income for Q4 2019 was a loss of Ps 10.4 billion, compared to the net income gain of Ps 17.9 billion in Q4 2018.

Capital expenditures for property, plant and equipment in Q4 2019 were Ps 58.2 billion, a 71.6% increase compared to the capital expenditures made during Q4 2018.

Consolidated Results Full Year and Q4 2019

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR FULL YEAR AND FOURTH QUARTER 2019

3.1 UPSTREAM

Q4 2018	Q3 2019	Q4 2019	Var.% Q419 / Q418	(Unaudited Figures)	Jan-Dec 2018	Jan-Dec 2019	Var.% 2019 / 2018
5,252	-40,209	-11,534	N/A	Operating income (Million Ps)	22,483	-49,194	N/A
2,352	352	-11,534	N/A	Operating income before reversal/impairment of assets (Million Ps)	19,583	-8,633	N/A
62,110	76,722	82,305	32.5%	Revenues (Million Ps)	210,588	288,631	37.1%
227.1	227.0	227.0	-0.1%	Crude oil production (Kbbld)	227.1	226.1	-0.5%
39.8	28.5	44.3	11.5%	NGL production (Kbbld)	38.8	38.5	-0.7%
36.8	43.6	40.3	9.6%	Gas production (Mm3d)	42.0	39.7	-5.5%
498.1	530.0	524.8	5.4%	Total production (Kboed)	530.2	514.4	-3.0%
3,597	1,916	2,348	-34.7%	Exploration costs (Million Ps)	5,466	6,841	25.2%
23,202	36,317	42,440	82.9%	Capital Expenditures (*) (Million Ps)	74,881	135,417	80.8%
17,117	31,111	37,692	120.2%	Depreciation (Million Ps)	72,052	119,821	66.3%
				Realization Prices
58.8	48.5	48.1	-18.2%	Crude oil prices in domestic market (**) Period average (USD/bbl)	62.6	52.0	-17.0%
4.03	4.03	2.99	-25.8%	Average gas price (USD/Mmbtu)	4.49	3.67	-18.3%

(*)	Capital Expenditures net of cost related to obligations for the abandonment of hydrocarbon wells of Ps -11.7 billion in 2018 and Ps +1.2 billion in 2019.
(**)	The average crude price has been recalculated.

3.1.1 CUMULATIVE RESULTS

In 2019, the Upstream business segment, before the asset impairment charge, recorded an operating loss of Ps 8.6 billion, compared to a gain of Ps 19.6 billion in 2018, before the asset reversal charge. Considering the asset impairment charge of Ps 40.6 billion, the operating loss for this segment in 2019 was Ps 49.2 billion.

Revenues were Ps 288.6 billion for 2019, an increase of 37.1% compared to 2018, primarily due to the following factors:

•

Crude oil revenues amounted to Ps 204.9 billion, an increase of 41.0% or Ps 59.6 billion compared to Ps 145.4 billion in 2018 as the intersegment price of oil increased by approximately 42.2% measured in Argentine pesos. The average realization price for crude oil in dollars during 2019 decreased by 17.0% to US$ 52.0/bbl, mainly impacted by the pesification of domestic crude prices established by the DNU No. 566/19 and its amendments. In addition, crude oil volume transferred between segments decreased 1.8%;

•

Natural gas revenues reached Ps 85.7 billion, 35.0% or Ps 22.2 billion higher than the Ps 63.5 billion in 2018 as a result of a 44.5% increase in the average price in pesos considering the devaluation that occurred between both periods. The average realization price of 2019 in dollars was 3.67 USD / Mmbtu, 18.3% lower than in 2018. Moreover, volume sold between segments in 2019 decreased by 4.7% compared to 2018.

Consolidated Results Full Year and Q4 2019

Hydrocarbon production for 2019 was 514.4 Kboed, 3.0% lower compared to 2018. Crude oil production was 226.1 Kbbld in 2019, slightly decreasing by 0.5% compared to the previous year. Additionally, as of December 31, 2018 and July 31, 2019, the process of assigning marginal areas whose production generated a decrease of 2.1 Kbbld and 0.3 Kbbld respectively. The natural gas market in Argentina during 2019 was characterized by excess supply compared to domestic demand mainly in the first four months of the year. This, coupled with regulatory changes—mainly in the power generators segment—led to a fall in prices in all consumption segments. This excess supply together with the decrease in prices caused the decrease in necessary investments to sustain the volumes observed at the beginning of 2019 and as a consequence there was a decrease in the supply of natural gas during the last months of the year. On the other hand, the demand of the main consumption segments was slightly lower in 2019 than in 2018, especially in the generation segment. Accordingly, the production of natural gas decreased 5.5% in 2019 compared to 2018, to 39.7 Mm3d. NGL production decreased 0.8% in 2019 to 38.5 Kbbld.

Regarding the development activity, during 2019, 388 new wells were put into production, of which 104 are not operated, including the non-conventional 123 shale wells (33 not operated) and 27 tight wells.

Operating costs (excluding exploration expenses) for 2019 totaled Ps 290.7 billion, a 56.0% increase compared to 2018, of which we highlight the following:

•

Depreciation of property, plant and equipment amounted to Ps 119.8 billion in 2019 compared to Ps 72.0 billion in 2018, representing an increase of approximately Ps 47.8 billion, or 66.3%, mainly due to the appreciation of the assets considering their valuation in dollars, which is the functional currency of the Company, partially offset by a decrease in the amortization coefficient resulting from the incorporation of reserves during 2018;

•

Lifting costs for 2019 amounted to Ps 108.3 billion, an increase of Ps 45.7 billion or 73.0% compared to Ps 62.6 billion in 2018. In turn, the increase in the unit indicator, measured in Argentine pesos, was 79.0%, in line with the general increase in prices in the economy and the higher workover activity intended to improve the production performance of certain mature fields, weighted by the decrease in production mentioned above and higher consumption of chemical products for use in wells and facilities;

•

Royalties and other production related costs in 2019 amounted to Ps 39.5 billion, which represents an increase of Ps 9.2 billion, or 30.5%, compared to Ps 30.3 billion in 2018. Of this increase, Ps 7.9 billion, or 36.6% was related to royalties in connection with crude oil production, and Ps 1.4 billion, or 15.6% was related to royalties for natural gas production, in both cases due to higher wellhead values of these products measured in Argentine pesos; partially affected by the lower natural gas production mentioned above;

•

Transportation costs related to production (trucks, pipelines and polyducts in deposit) for 2019 amounted to Ps 9.2 billion, an increase of approximately Ps 4.7 billion, or 107.1%, compared to Ps 4.4 billion for 2018 due to higher tariffs measured in Argentine pesos and higher activity in unconventional areas.

Consolidated Results Full Year and Q4 2019

Exploration expenses for 2019 amounted to Ps 6.8 billion, an increase of 25.2% compared to Ps 5.5 billion for 2018, mainly due to higher negative results from unproductive exploratory drilling during 2019 resulting in a differential of Ps 0.5 billion compared to the previous year. In addition, higher expenses relating to geophysical and geological studies were registered in an amount of Ps 0.4 billion. Exploratory investment during 2019 was 20.1% higher than in 2018, totaling Ps 6.5 billion.

During Q3 2019, the Company recognized a non-recurring charge for deterioration of property, plant and equipment of Ps 40.6 billion, from the UGE Gas – Neuquina Basin (Ps 30.4 billion net of taxes), mainly based on the lower gas prices (and liquids) due to the situation that the gas market is facing both globally and due to specific dynamics, locally. This price trend is incorporated in the projections for the upcoming months, all of which impacts on investments and activity, causing the deterioration in the value of the assets for the recorded charge.

In Q4 2018, the Company recognized a net reversal of the assets impairment charge of Ps 2.9 billion, mainly consisting of: a) reversal of the provision for asset impairment charge of the UGE Petroleum of Ps 39.8 billion, driven by the increase in reserves with improvements in estimated costs; partially compensated for the increase in the discount rate due to the increase in the country risk rate and cost of debt and higher investments associated with the greater reserves considered in the flow; b) asset impairment charge for property, plant and equipment mainly for the UGE Gas—Neuquén Basin of Ps 28.3 billion and UGE Gas—Austral Basin of Ps 8.2 billion, based on the expected reduction in the gas market price, due to the decrease in the sale price to distributors and power generators (mainly due to the excess of supply compared to domestic demand at certain times of the year) and the increase in the discount rate mentioned above.

Unit operating cash costs in dollars decreased 9.1% to US$ 18.8/boe in 2019 from US$ 20.7/boe in 2018, including taxes of US$ 5.2/boe and US$ 6.4/boe, respectively. In turn, the average lifting cost for YPF in 2019 was US$ 12.0/boe, 2.9% higher than in 2018.

Reserves

In 2019, proven reserves decreased by less than 1%, from 1,080 Mboe to 1,073 Mboe. The reserve replacement rate (RRR) reached 96%, while the specific gas RRR was 53% and the liquid RRR was 137%. Net incorporation of proven hydrocarbon reserves reached 181 Mboe, of which 132 Mbbl were incorporated into liquid reserves and 49 Mbpe corresponds to the incorporation of natural gas reserves.

In the Neuquina Basin, proved reserves were added from the development of unconventional reservoirs of the Vaca Muerta formation, mostly in Loma La Lata Norte, La Amarga Chica, Bandurria Sur, Loma Campana, El Orejano and Rincón del Mangrullo for the addition of liquid reserves and in Aguada Pichana for the addition of gas reserves. In addition, in conventional fields, Loma La Lata Central has been the most outstanding field in incorporation of gas reserves due to activity and favourable production performance.

In Golfo San Jorge Basin, the incorporation of liquid reserves due to positive reviews mainly in Los Perales, Manantiales Behr Norte and Cañadón Yatel fields stands out.

Finally, also during 2019, the Austral Basin incorporated gas reserves in the Magallanes Area due to favourable production performance.

Consolidated Results Full Year and Q4 2019

At the end of 2019, the main areas of YPF hydrocarbon reserves are: Loma La Lata Norte, Loma Campana, Loma La Lata Central, La Amarga Chica, Bandurria Sur, Aguada Toledo-Sierra Barrosa, Estación Fernández Oro and Río Neuquén in the Neuquina Basin; Vizcacheras in the Cuyana Basin; Los Perales, Manantiales Behr, Cañadón Seco, Barranca Baya, El Trébol in the Golfo San Jorge Basin and Magallanes in the Austral Basin.

3.1.2 FOURTH QUARTER RESULTS

In Q4 2019, the Upstream business segment recorded an operating loss of Ps 11.5 billion, compared to a gain of Ps 2.4 billion in Q4 2018, before the asset reversal charge.

Revenues were Ps 82.3 billion for Q4 2019, an increase of 32.5% compared to Q4 2018, primarily due to the following factors:

•

Crude oil revenues amounted to Ps 61.4 billion in Q4 2019, an increase of 32.0% or Ps 14.9 billion compared to Ps 46.5 billion in Q4 2018 as the intersegment price of oil increased by approximately 31.0% measured in Argentine pesos. The average realization price for crude oil in dollars during Q4 2019 decreased by 18.2% to US$ 48.1/bbl, mainly impacted by the pesification of domestic crude prices established by the DNU No. 566/19 and its amendments. In addition, crude oil volume transferred between segments decreased 0.2%;

•

Natural gas revenues reached Ps 22.1 billion in Q4 2019, 56.6% or Ps 8.0 billion higher than the Ps 14.1 billion in Q4 2018 as a result of a 15.7% increase in the average price in pesos considering the devaluation that occurred between both periods. The average realization price for Q4 2019 in dollars was U$S 2.99/Mmbtu, 25.8% lower than in Q4 2018. Moreover, volume sold between segments increased by 18.0% in Q4 2019 compared to Q4 2018. Additionally, Q4 2018 results included a reversal of approximately Ps 2.2 billion of subsidies for Non-Conventional areas due to the non-inclusion of certain areas, within the framework of Resolution 46-E/2018.

Hydrocarbon production for Q4 2019 was 524.8 Kboed, an increase of 5.4% compared to Q4 2018. Crude oil production remained stable in 227.0 Kbbld. Additionally, as of December 31, 2018 and July 31, 2019, the process of assigning marginal areas whose production during Q4 2018 was 2.0 Kbbld and 0.8 Kbbld, respectively, ended. The production of natural gas increased 9.6% in Q4 2019 compared to the same period of 2018, reaching 40.3 Mm3d. During Q4 2019, the increase in demand to YPF by power generators and customers abroad, resulted in an increase in sales thus reducing temporary production closures. On the other hand, NGL production increased 11.5% to 44.3 Kbbld due to the reduction in production cuts compared to Q4 2018.

Regarding the development activity, during Q4 2019, 105 new wells were put into production, including the non-conventional shale and tight wells mentioned below, of which 29 are not operated.

During Q4 2019, in the shale areas, YPF´s net hydrocarbon production reached 111.8 Kboed, which represents an increase of 71.9% compared to Q4 2018. This production is comprised of 40.2 Kbbld of crude oil, 16.1 Kbbld of NGL and 8.8 Mm3d of natural gas. Regarding the operated development activity, 31 wells were put into production targeting the Vaca Muerta formation (6 non-operating), reaching a total of approximately 842 active wells, of which 87 are not operated, with a total of 16 active drilling rigs and 14 workovers.

Consolidated Results Full Year and Q4 2019

With respect to tight development, net production in Q4 2019 reached a total of 10.2 Mm3d of natural gas, 3.5 Kbbld of NGL and 5.2 Kbbld of crude oil, of which 87.3% comes from YPF operated areas. Regarding the operated activity, 5 new wells were put into production in Estación Fernández Oro.

Operating costs (excluding exploration expenses) for Q4 2019 totaled Ps 91.4 billion, a 62.7% increase compared to Q4 2018, of which we highlight the following:

•

Depreciation of property, plant and equipment amounted to Ps 37.7 billion in Q4 2019 compared to Ps 17.1 billion in Q4 2018, representing an increase of approximately Ps 20.6 billion, or 120.2%, mainly due to the appreciation of the assets considering their valuation in dollars, which is the functional currency of the Company;

•

Lifting costs for Q4 2019 amounted to Ps 32.6 billion, an increase of Ps 12.0 billion or 57.8% compared to Ps 20.7 billion for Q4 2018. In turn, the increase in the unit indicator, measured in Argentine pesos, was 49.7%, in line with the general increase in prices in the economy and the higher workover activity intended to improve the production performance of certain mature fields and higher consumption of chemicals for use in wells and facilities;

•

Royalties and other production related costs in Q4 2019 amounted to Ps 10.5 billion, which represents an increase of Ps 2.4 billion, or 29.1%, compared to Ps 8.1 billion in Q4 2018. Of this increase, Ps 2.2 billion, or 35.2% was related to royalties in connection with crude oil production, and Ps 0.2 billion, or 9.4% was related to royalties for natural gas production, in both cases due to higher wellhead values of these royalties measured in Argentine pesos;

•

Transportation costs related to production (trucks, pipelines and polyducts in deposit) for Q4 2019 amounted to Ps 2.9 billion, an increase of approximately Ps 1.5 billion, or 100.6%, compared to Ps 1.5 billion for Q4 2018 due to higher tariffs measured in Argentine pesos and higher activity in unconventional areas.

Exploration expenses for Q4 2019 amounted to Ps 2.3 billion, a decrease of 35.0% compared to Ps 3.6 billion for Q4 2018, mainly due to higher negative results from unproductive exploratory drilling during the quarter resulting in a differential of Ps 1.4 billion. Exploratory investment during Q4 2019 was 33.7% lower than in Q4 2018, totaling Ps 1.1 billion.

In Q4 2018, the Company recognized a net reversal of the assets impairment charge of Ps 2.9 billion, mainly consisting of: a) reversal of the provision for asset impairment charge of the UGE Petroleum of Ps 39.8 billion, driven by the increase in reserves with improvements in estimated costs; partially offset by the increase in the discount rate due to the increase in the country risk rate and cost of debt and higher investments associated with the greater reserves considered in the flow; b) asset impairment charge for property, plant and equipment mainly for the UGE Gas—Neuquén Basin of Ps 28.3 billion and UGE Gas—Austral Basin of Ps 8.2 billion, based on the expected reduction in the gas market price, due to the decrease in the sale price to distributors and power generators (mainly due to the excess of supply compared to domestic demand at certain times of the year) and the increase in the discount rate mentioned above.

Unit operating cash costs in dollars decreased 21.0% to US$ 16.7/boe in Q4 2019 from US$ 21.2/boe in Q4 2018, including taxes of US$ 4.3/boe and US$ 5.7/boe, respectively. In turn, the average lifting cost consolidated for the Company in Q4 2019 was US$ 11.4/boe, 6.3% lower than in Q4 2018.

Consolidated Results Full Year and Q4 2019

CAPEX

Capital expenditures for the Upstream business segment for Q4 2019 were Ps 42.4 billion, an 82.9% increase compared to Q4 2018. Of these capital expenditures, 62.3% were invested in drilling and workover activities, 32.6% in facilities and the remaining 5.1% in exploration and other activities in the Upstream.

As in Q3 2019, the activity during Q4 was mainly focused on shale oil, on the development of the Loma Campana, La Amarga Chica and Bandurria Sur blocks. In addition, the pilot activity on Chihuido de la Sierra Negra continues, while the first results of activity are being evaluated in Las Manadas and Loma la Lata-Sierra Barrosa blocks.

Regarding conventional oil, activities were focused on primary recovery projects, such as the ones developed in Mesa Verde, Cerro Morado Este, El Trébol-Escalante, Seco León as well as secondary recovery projects mainly in the Desfiladero Bayo, Manantiales Behr and Los Perales blocks, among others. In turn, as expected, the investment activity focused on tertiary recovery continued, mainly in the Manantiales Behr, Los Perales and Desfiladero Bayo blocks.

Shale gas activity during Q4 2019 was focused on the non-operated blocks, La Calera and Aguada Pichana Este blocks. Besides, in operated blocks, Rincón del Mangrullo and La Ribera, where wells started in previous quarters and charges in facilities were completed. Regarding tight gas, the main activity was focused on the Estación Fernández Oro (EFO) block.

Exploration activities for Q4 2019 was focused in the Neuquina basin, in Loma la Lata, Las Manadas and Cerro Manrique blocks.

During Q4 2019, 4 exploratory projects (3 crude oil and 1 gas) were completed. Additionally, 7 study wells of crude oil were completed.

Consolidated Results Full Year and Q4 2019

3.2 DOWNSTREAM

Q4 2018	Q3 2019	Q4 2019	Var.% Q4 19 / Q4 18	( Unaudited Figures)	Jan-Dec 2018	Jan-Dec 2019	Var.% 2019 / 2018
4,356	5,504	20,527	371.2%	Operating income (Million Ps)	7,818	40,653	420.0%
117,900	136,516	164,614	39.6%	Revenues (Million Ps)	339,730	535,171	57.5%
4,097	4,049	4,031	-1.6%	Sales of refined products in domestic market (Km3)	16,206	15,821	-2.4%
578	425	612	5.9%	Exportation of refined products (Km3)	1,826	1,962	7.4%
173	193	172	-0.6%	Sales of petrochemical products in domestic market (*) (Ktn)	791	705	-10.9%
139	57	101	-27.3%	Exportation of petrochemical products (Ktn)	410	301	-26.6%
289.1	287.4	290.5	0.5%	Crude oil processed (Kbbld)	283.8	277.5	-2.2%
90%	90%	91%	0.4%	Refinery utilization (%)	89%	87%	-2.0%
8,044	3,195	9,713	20.7%	Capital Expenditures (Million Ps)	15,632	22,455	43.6%
4,148	4,764	7,283	75.6%	Depreciation (Million Ps)	12,285	20,805	69.4%
610	532	503	-17.6%	Average domestic market gasoline price (USD/m3)	630	542	-14.1%
636	586	558	-12.2%	Average domestic market diesel price (USD/m3)	621	590	-5.0%

(*)	Fertilizer sales not included.

3.2.1 CUMULATIVE RESULTS

Operating income for the Downstream business segment for 2019 was Ps 40.7 billion, 420.0% higher than 2018.

Net revenues were Ps 535.2 billion in 2019, representing a 57.5% increase compared to 2018, primarily due to the following factors:

•

Diesel revenues in 2019 amounted to Ps 225.3 billion, which represents an increase of Ps 85.6 billion, or 61.3%, compared to 2018, due to an increase of 64.8% in the average price obtained for the diesel mix in Argentine pesos, partially offset by lower total volumes shipped of approximately 2.2%, while there was a decrease of this product in the market of approximately 0.8%. Additionally, the volume of Infinia Diesel (premium diesel) sold decreased by 1.6%;

•

Gasoline revenues in 2019 amounted to Ps 141.5 billion, which represents an increase of Ps 44.4 billion, or 45.7% compared to those of 2018, due to an increase of 47.8% in the average price obtained for the gasoline mix, partially offset by a decrease in the total volumes shipped of 1.4%, while there was a small decrease for this product in the market of approximately 1.9%. Additionally, during 2019 there was a 14.4% decrease in the volume of Infinia Gasoline (premium gasoline) sold;

Consolidated Results Full Year and Q4 2019

•

Other sales in the domestic market for 2019 totaled Ps 81.1 billion, representing an increase of Ps 23.1 billion or 39.8% compared to 2018. We highlight the increase in sales of LPG by 21.1%, higher sales of jet fuel by 69.3%, higher sales of crude oil by 127.9%, higher sales of petrochemical products by 44.6%, higher sales of fertilizers by 86.1% and lubricants by 54.5%, in all these cases mainly due to higher prices of these products measured in Argentine pesos. This increase was partially offset by lower sales of residual coal by 15.1%;

•

On the other hand, export revenues during 2019 amounted to Ps 87.3 billion, representing an increase of Ps 42.3 billion, or 94.2%, compared to such exports in 2018. We highlight the higher export of jet fuel of Ps 10.5 billion, or 69.7%, due to an increase in average sales prices measured in Argentine pesos of 53.5% and a 10.6% in volumes sold, as well as higher foreign sales of petrochemical products of Ps 1.6 billion, or 21.4%, due to better average sales prices measured in pesos, partially offset by lower volumes sold and fuel oil of Ps 2.7 billion, or 92.5%, due to better average sales prices measured in pesos and volumes traded. There were higher foreign sales of oil and virgin naphtha of Ps 8.6 billion and Ps 2.6 billion respectively, mainly due to higher volumes sold and based on specific exports made during the period. Exports of flour and soybean oil had an increase of Ps 10.2 billion or 147.6% compared to 2018, due to a 53.5% increase in the prices obtained measured in Argentine pesos and an increase of 61.3% in volumes.

Cost of sales and operating expenses for 2019 amounted to Ps 448.2 billion representing an increase of Ps 143.0 billion, or 46.8%, compared to 2018, with the following highlights:

•

Crude oil purchases in 2019 amounted to Ps 250.8 billion, a Ps 72.7 billion or 40.8% increase compared to Ps 178.1 billion in 2018. Volumes purchased from third parties increased by 8.3%, while the volume of crude oil transferred from the Upstream segment decreased by only 1.8%. In turn, we highlight an increase of 40.8% in crude oil prices measured in Argentine pesos, mainly due to the devaluation of the Argentine peso, net of the effect of DNU No. 566/19 mentioned above;

•

Biofuel purchases (biodiesel and bioethanol) for 2019 amounted to Ps 34.6 billion, representing an increase of Ps 10.7 billion, or 44.6% with respect to 2018, mainly due to an increase of 52.6% and 40.4% in the price of biodiesel and bioethanol, respectively, offset by lower acquired volumes of biodiesel 2.6% and lower purchased volumes of bioethanol 0.5%;

•

Fuel imports in 2019 reached Ps 32.0 billion, being higher than the Ps 22.9 billion of 2018, an increase of Ps 9.1 billion, or 39.9%, mainly due to higher imports of diesel oil by Ps 3.2 billion, or 22.2%, jet fuel for Ps 5.3 billion, or 91.8% and premium gasoline for Ps 0.7 billion, or 24.5% mainly due to the devaluation of the Argentine peso in 2019;

•

In 2019, grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, amounted to Ps 14.5 billion, a Ps 7.4 billion or 105.1% increase compared to the Ps 7.1 billion in 2018. This is due to a 55.0% increase in the average price and a 32.3% increase in the volumes received;

•

Regarding production costs, refining costs for 2019 totaled Ps 24.8 billion, which represents an increase of approximately Ps 11.6 billion, or 87.6%, compared to Ps 13.2 billion in 2018. This increase was mainly driven by higher consumption of materials, spare parts and other supplies, personnel costs and higher repair and maintenance charges. As a result, and also considering that the processing level in refineries was 2.2% lower, the unit refining cost increased in 2019 by 91.8% compared to 2018;

Consolidated Results Full Year and Q4 2019

•

Depreciation of property, plant and equipment in 2019 amounted to Ps 17.1 billion, which represents an increase of approximately Ps 6.9 billion, or 68.1%, mainly due to higher value of assets subject to depreciation compared to the previous year due to the higher valuation thereof when considering the Company’s functional currency;

•

In 2019, a negative stock variation of Ps 8.7 billion was recorded in this segment compared to the negative stock variation of Ps 1.8 billion in 2018, mainly due to the decrease in the crude oil price during Q4 2018 (at the applicable transfer price);

•

Transportation costs linked to production (shipping, oil pipelines and polyducts) for 2019 amounted to Ps 11.3 billion, which represents an increase of Ps 4.2 billion, or 58.8% compared to Ps 7.1 billion in 2018 mainly driven by higher tariffs in Argentine pesos.

Selling expenses in 2019 amounted to Ps 45.0 billion, representing an increase of Ps 18.8 billion, or 71.9%, compared to Ps 26.2 billion in 2018. This increase was driven by higher costs for transporting products, related to the increase in transportation tariffs in the domestic market, as well as higher charges for depreciation of fixed assets, higher personnel expenses and higher export withholdings.

During 2019, the volumes of crude oil processed reached 86.9%, 2.2% lower compared to 2018, mainly due to incidents in the oven of the Topping D in La Plata Industrial complex, due to the black out that affected the country on June 16, 2019 and plant stoppages made. With these levels of processing, there was a lower production of diesel (-0.8%) and gasoline (-2.3%), the latter due to lower production of Infinia Gasoline (-12.2%) partially offset by a higher production of Super Gasoline (+1.7%). In addition, the production of other refined products such as LPG, petroleum coal and asphalts decreased, while the production of fuel oil, lubricant bases and petrochemical naphtha increased, in comparison with 2018.

3.2.2 FOURTH QUARTER RESULTS

Operating income for the Downstream business segment for Q4 2019 was Ps 20.5 billion, an increase of 371.2% compared to the operating income of Ps 4.4 billion recorded in Q4 2018.

Net revenues were Ps 164.6 billion in Q4 2019, representing an 39.6% increase compared to Ps 117.9 billion in Q4 2018, primarily due to the following factors:

•

Diesel revenues in Q4 2019 amounted to Ps 68.1 billion, which represents an increase of Ps 19.9 billion, or 41.4%, compared to Q4 2018, due to an increase of 42.1% in the average price obtained for the diesel mix in Argentine pesos, partially offset by lower total volumes shipped of approximately 0.6%, while in the market there was an increase of this product of approximately 1.5%. Additionally, the volume of Infinia Diesel (premium diesel) sold increased by 2.7%.

•

Gasoline revenues in Q4 2019 amounted to Ps 42.3 billion, which represents an increase of Ps 9.5 billion, or 29.0% compared to Q4 2018, due to an increase of 30.3% in the average price obtained for the gasoline mix, partially offset by a 1.0% decrease in the total volumes shipped, while in the market there was a small increase for this product of approximately 2.8%. Additionally, there was a 3.4% increase in the volume of Infinia Gasoline (premium gasoline) sold;

Consolidated Results Full Year and Q4 2019

•

Other sales in the domestic market for Q4 2019 totaled Ps 23.9 billion, representing an increase of Ps 3.1 billion or 15.0% compared to Q4 2018. We highlight the increase in sales of jet fuel by 24.2%, higher sales of petrochemical products by 40.0%, higher sales of fertilizers by 71.9%, higher sales of lubricants by 68.0% and LPG by 26.8%, in all these cases mainly due to higher prices of these products measured in Argentine pesos; partially offset by lower sales of crude oil by 45.0%, asphalts by 40.4% and residual coal by 56.5%.

•

On the other hand, export revenues during Q4 2019 amounted to Ps 30.4 billion, representing an increase of Ps 14.2 billion, or 87.6%, compared to such exports in Q4 2018. We highlight the higher export of fuel oil by Ps 4.0 billion, mainly due to an increase in the export volume of 612.5%, as well as those of jet fuel by Ps 1.9 billion, which represents a 33.6% increase, due to an increase in average sales prices measured in pesos of 40.0%, offset by a 4.5% decrease in volumes sold. Virgin naphtha exports sales increased by Ps 1.2 billion and fuel oil by Ps 1.4 billion. Additionally, exports of flour and soybean oil had an increase of Ps 3.6 billion or 305.2% in the comparison of both periods, driven by a 94.7% increase in the prices obtained measured in Argentine pesos and an increase of 108.1% in volumes.

Cost of sales and operating expenses for Q4 2019 amounted to Ps 129.7 billion representing an increase of Ps 25.4 billion, or 24.2%, compared to Q4 2018, with the following highlights:

•

Crude oil purchases in Q4 2019 amounted to Ps 73.7 billion, a Ps 16.7 billion or 29.2% increase compared to Ps 57.0 billion in Q4 2018. A 29.7% increase in the prices of crude oil expressed in Argentine pesos was observed, mainly due to the devaluation in the period, net of the aforementioned effect. In turn, crude oil volumes purchased from third parties decreased by 1.4%, while the volume of crude oil transferred from the Upstream segment decreased by only 0.2%;

•

Biofuel purchases (biodiesel and bioethanol) for the Q4 2019 period amounted to Ps 10.3 billion, representing an increase of Ps 2.6 billion, or 34.1% with respect to Q4 2018, mainly due to an increase of 47.3% and 34.1% in the price of biodiesel and bioethanol, respectively; partially offset by a decrease of 7.7% and 1.9% in acquired volumes of biodiesel and bioethanol, respectively;

•

In Q4 2019, grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, increased by Ps 1.0 billion, or 66.3% compared to Q4 2018. This is due to a 74.0% increase in the average price, partially offset by a decrease of 4.4% in the volumes received;

•

In Q4 2019, a negative stock variation of Ps 4.2 billion was recorded in this segment, mainly due to consumption of inventories, compared to the negative stock variation of Ps 6.8 billion in Q4 2018, which had been mainly due to the decrease in the crude price in Q4 2018 (at the applicable transfer price);

Consolidated Results Full Year and Q4 2019

•

Regarding production costs, refining costs for Q4 2019 totaled Ps 8.2 billion, which represents an increase of approximately Ps 3.9 billion, or 90.0%, compared to Ps 4.3 billion in Q4 2018. This increase was mainly driven by higher consumption of materials, spare parts and other supplies, personal expenses and higher repair and maintenance charges. Because of the foregoing, the unit refining cost increased in Q4 2019 by 89.2% compared to Q4 2018;

•

Depreciation of property, plant and equipment in Q4 2019 amounted to Ps 6.1 billion, which represents an increase of approximately Ps 2.6 billion, or 75.6% compared to Q4 2018, mainly due to higher value of assets subject to depreciation compared to the previous year and due to the higher valuation thereof when considering the Company’s functional currency;

•

Transportation costs linked to production (shipping, oil pipelines and polyducts) for Q4 2019 amounted to Ps 3.4 billion, which represents an increase of Ps 1.0 billion, or 43.3% compared to Ps 2.4 billion in Q4 2018 driven mainly by higher tariffs in Argentine pesos.

Selling expenses in Q4 2019 amounted to Ps 14.2 billion, representing an increase of Ps 5.3 billion, or 58.9%, compared to Ps 8.9 billion in Q4 2018. This increase was mainly driven by higher costs for transporting products, related to the increase in transportation tariffs in the domestic market, as well as higher charges for depreciation of fixed assets, higher personnel expenses and higher withholdings on exports.

The volume of crude oil processed in Q4 2019 was 290.5 Kbbld, 0.5% higher compared to Q4 2018 mainly due to scheduled plant stoppages during Q4 2018. With these levels of processing, there was a higher production of Diesel (+6.9%) and a lower production of Gasoline (-3.0%), due to lower production of Super Gasoline (-5.0%), partially offset by higher production of Infinia Gasoline (+3.0%). In addition, the production of other refined products such as LPG, petroleum coal, fuel oil, lubricants bases and petrochemical naphtha increased, while the production of asphalts decreased, in comparison with Q4 2018.

CAPEX

Capital expenditures of the Downstream segment for 2019 totaled Ps 22.5 billion, 43.6% higher compared to 2018. On the other hand, the investments for 4Q 2019 reached Ps 9.7 billion, an increase of 20.7% compared to 4Q 2018.

In order to comply with the new fuel specifications that will be effective in 2024, engineering developments continue for the new diesel and gasoline hydrotreating units to be carried out in the three refineries. The works in the referred complexes are carried out with the objective of complying with Resolution 576/2019 of the Ministry of the Treasury.

In the Luján de Cuyo Refinery, works continue for the Revamping of the MTBE Unit to ETBE, so that starting in Q4 2020, ethanol can be incorporated directly into the blending of gasoline.

In Logistics, the construction of the new Rosario airplane refueling facility is being carried out and the Barranqueras Terminal dock is being adapted. These works are scheduled to be completed by Q2 2020.

The construction of YFP Direct Añelo began, which will allow the supply of fuels to the companies operating in the Vaca Muerta area.

Consolidated Results Full Year and Q4 2019

In the refining, logistics and oil product dispatch facilities, work continues for purposes of improving the existing infrastructure, and with respect to safety and environment.

3.3 GAS AND ENERGY

Q4 2018	Q3 2019	Q4 2019	Var.% Q4 19 / Q4 18	( Unaudited Figures)	Jan-Dec 2018	Jan-Dec 2019	Var.% 2019 / 2018
766	920	402	-47.6%	Operating income (Million Ps)	16,786	2,944	-82.5%
766	1,788	402	-47.6%	Operating income before reversal/ impairment of assets (Million Ps)	16,786	3,812	-77.3%
26,569	43,103	40,614	52.9%	Revenues (Million Ps)	99,038	139,752	41.1%
951	1,639	2,340	146.1%	Capital Expenditures (Million Ps)	1,968	6,170	213.5%
734	398	399	-45.6%	Depreciation (Million Ps)	928	1,378	48.5%

3.3.1 CUMULATIVE RESULTS

The Gas and Energy business segment reported, before the asset impairment charge, an operating income of Ps 3.8 billion in 2019 compared to an operating income of Ps 16.8 billion in 2018, representing a decrease of 77.3%.

The net income of the segment during 2019 amounted to Ps 139.8 billion, representing an increase of 41.1% compared to 2018, of which we highlight the following:

•

Sales of natural gas as producers in the local market and abroad increased by Ps 20.2 billion, or 30.6%, as a result of an increase in the average price of 41.9% in Argentine pesos, partially offset by an 8.0% reduction in the volume sold. This reduction is mainly explained by the excess supply of gas against existing demand with its consequent price decline in all segments especially in the power generator segment, which impacted natural gas production and therefore affected volumes dispatched, mainly during the first half of 2019. This trend in shipped volumes reversed in the second half of 2019, following an increase in demand from large generators;

•

Sales of natural gas to the retail segment (residential customers, small businesses and industries) increased by Ps 17.8 billion, or 71.5%. This increase was mainly driven by our controlled company Metrogas S.A. that obtained higher average sale prices of 21.8% and higher volumes sold of Ps 41.5% through its distribution network;

•	In 2019 we started operating the Tango FLNG unit, a floating natural gas liquefaction facility, whose exports totaled Ps 0.6 billion during 2019.

Total operating costs for 2019 amounted to Ps 134.8 billion, representing an increase of 44.5% compared to Ps 93.3 billion in 2018, primarily due to the following factors:

•

Purchase of natural gas amounted to Ps 87.1 billion, increasing by Ps 21.4 billion or 32.5%. A 42.4% increase in natural gas prices measured in Argentine pesos was observed, mainly due to the devaluation of the local currency during the period. In turn, the volume purchased from third parties decreased by 61.8%, while the volume of natural gas transferred from the Upstream segment decreased by 4.7%;

Consolidated Results Full Year and Q4 2019

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential customers, small businesses and industries) in 2019 increased by Ps 9.9 billion, or 65.6%, mainly driven by higher purchase prices of approximately 39.3% and higher volumes purchased of 13.1%.

In addition, during Q1 2018 this segment recorded the revaluation of YPF’s investment in YPF EE for Ps 12.0 billion, as a result of the agreement for the capitalization of YPF EE. In addition, this agreement led to the deconsolidation of YPF EE.

3.3.2 FOURTH QUARTER RESULTS

In Q4 2019, the Gas and Energy business segment reported an operating gain of Ps 0.4 billion compared to a Ps 0.8 billion gain during Q4 2018, a reduction of 47.6%.

The net income of the segment during Q4 2019 amounted to Ps 40.6 billion, representing an increase of 52.9% compared to Q4 2018, of which we highlight the following:

•

Sales of natural gas as producers in the local market and abroad increased by Ps 6.5 billion, or 43.2% to Ps 21.4 billion from Ps 15.0 billion in Q4 2018, as a result of an increase in the average price of natural gas of 13.7% (in Argentine pesos) and a 9.9% increase in the volume sold. Additionally, Q4 2018 included a reversal of approximately Ps 2.2 billion of subsidies for Non-Conventional areas due to the non-inclusion of certain areas within the framework of Resolution 46-E/2018;

•

Sales of natural gas to the retail segment (residential customers, small businesses and industries) increased by Ps 4.9 billion, or 50.2% to Ps 14.7 billion from Ps 9.8 billion in Q4 2018. This increase is mainly explained by an increase in the volumes sold by our controlled company Metrogas S.A.;

•	In 2019 we started operating the Tango FLNG unit, a floating natural gas liquefaction facility, whose exports totaled Ps 0.6 billion during Q4 2019.

Total operating costs for Q4 2019 amounted to Ps 39.8 billion, representing an increase of 56.8%, compared to Ps 25.4 billion in Q4 2018, primarily due to the following factors:

•

Purchases of natural gas amounted to Ps 22.3 billion, increasing by Ps 7.6 billion or 51.9% from Ps 14.7 billion in Q4 2018, driven by a 32.6% increase in prices, measured in Argentine pesos, mainly due to the exchange devaluation. In addition, volume purchased from third parties decreased by 72.3%, while volumes transferred from the Upstream segment increased by 18.0%;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential customers, small businesses and industries) in Q4 2019 increased by Ps 3.6 billion, or 82.5%, mainly driven by higher purchase prices of approximately 46.9% and higher volumes purchased of 49.7%.

Consolidated Results Full Year and Q4 2019

3.4 CORPORATE AND OTHERS

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for 2019 was a loss of Ps 15.9 billion, compared to a loss of Ps 6.1 billion in 2018. This higher loss was related to the expected losses in ongoing projects mainly from our controlled company A-Evangelista S.A. Additionally, during 2019 there was an increase in personnel expenses, higher IT costs relating to computer licenses, many of which are mainly denominated in dollars, and institutional advertising, together with higher charges for depreciation of fixed assets, which were partially offset by the revenues recorded under this business segment.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were positive Ps 0.5 billion for 2019 compared to Ps 2.7 billion for 2018. During this year, the gap between the transfer prices between businesses and the replacement cost of the Company’s inventories decreased. In both cases, the movement of transfer prices reflects the changes in market prices, especially of crude oil.

4. LIQUIDITY AND SOURCES OF CAPITAL

During 2019, net cash flows provided by operating activities amounted to Ps 217.1 billion, which represents a 73.6% increase compared to 2018. This Ps 92.1 billion variation was mainly due to a Ps 61.5 billion increase in EBITDA excluding the result from the revaluation in YPF EE mentioned above; and due to a decrease in working capital, which include the collection of eleven installments of “Plan Gas Bonds” during the year, partially offset by the payment for the adhesion to the tax revaluation established in Law No. 27,430, and for the adhesion to the facilities plan established by RG No. 4477/2019 in relation to the deduction of the cost of abandonment of wells corresponding to the 2005 to 2010 periods from income taxes. The generation of funds during 2019 was enough to cover the amount that the Company required to finance the investments made.

Cash flows used in investing activities were Ps 163.9 billion for 2019, 99.2% higher than in 2018. This increase was mainly due to higher investments in fixed and intangible assets that totaled Ps 161.4 billion in 2019, 82.9% higher than in 2018. On June 25, 2019 YPF acquired the exploitation concession of the Aguada del Chañar Area for Ps 4.1 billion. Additionally, there were greater contributions and acquisitions in associates and joint ventures of Ps 4.5 billion, mainly due to the acquisition of the Ensenada de Barragán Thermal Power Generator, and due to a lower realization of the holdings of public bonds BONAR 2020 and 2021 of Ps 6.9 billion during 2019 compared to the previous year.

Because of its financing activities, during fiscal year 2019 the Company had a net decrease in funds of Ps 56.1 billion, compared to a net decrease of Ps 43.7 billion in 2018. This difference was mainly driven by interest payment of Ps 41.6 billion, leasing payments of Ps 15.2 billion, payment of dividends for Ps 2.3 billion, partially offset by a net increase in debt of Ps 3.9 billion.

The previously described cash generation, plus the Company’s investment in Argentine sovereign bonds, including those received to cancel the accounts receivables of the Gas Plan program for the year 2015, which are still in the Company’s portfolio, resulted in a position of cash and cash equivalents of Ps 74.5 billion (1) as of December 31, 2019.

Consolidated Results Full Year and Q4 2019

Total debt in U.S. dollars was US$ 8.8 billion, and net debt was US$ 7.6 billion (2) with a Net debt / Adjusted EBITDA LTM ratio of 2.10x (2).

The average interest rate for debt denominated in Argentine pesos at the end of 2019 was 51.14%, while the average interest rate for debt denominated in U.S. dollars was 7.62%.

During Q4 2019, YPF issued the Negotiable Obligation Class II for a total amount of Ps 1.7 billion, at a BADLAR rate plus 3.75% margin, with maturity on 06/06/2020; the Negotiable Obligation Class III for a total amount of Ps 1.2 billion, at a BADLAR rate plus 6% margin, with maturity on 12/06/2020 and the Negotiable Obligation Class IV for a total amount of USD 19.7 billion, at a 7% fixed rate, with maturity on 12/06/2020.

(1)	Includes investments in financial assets (government securities) of US$ 140 million at market value.

(2)	Net debt: US$ 7,565 million / Adjusted EBITDA LTM: US$3,607 million = 2.10x. Net debt is calculated as total debt less cash & cash equivalents.

Consolidated Results Full Year and Q4 2019

5. TABLES AND NOTES

Consolidated Results Full Year and Q4 2019

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q4 2018	Q3 2019	Q4 2019	Var.% Q4 19 / Q4 18		Jan-Dec 2018	Jan-Dec 2019	Var.% 2019 / 2018
145,775	180,449	206,910	41.9%	Revenues	435,820	678,595	55.7%
(118,173)	(149,599)	(187,044)	58.3%	Costs	(359,570)	(575,608)	60.1%

27,602	30,850	19,866	-28.0%	Gross profit	76,250	102,987	35.1%

(9,743)	(11,898)	(16,963)	74.1%	Selling expenses	(27,927)	(49,898)	78.7%
(4,948)	(6,053)	(8,124)	64.2%	Administration expenses	(13,922)	(24,701)	77.4%
(3,597)	(1,916)	(2,348)	-34.7%	Exploration expenses	(5,466)	(6,841)	25.2%
2,900	(41,429)	—	N/A	Reversal/(Impairment) of property, plant and equipment	2,900	(41,429)	N/A
(219)	(179)	(617)	181.7%	Other operating results, net	11,945	(1,130)	N/A

11,995	(30,625)	(8,186)	N/A	Operating income	43,780	(21,012)	N/A

7,337	(296)	4,750	-35.3%	Income of interests in companies and joint ventures	4,839	7,968	64.7%
(922)	66,120	7,483	-911.6%	Finance Income	100,083	93,405	-6.7%
(7,931)	(33,967)	(26,903)	239.2%	Finance Cost	(63,681)	(91,533)	43.7%
1,966	(4,726)	4,446	126.1%	Other financial results	5,123	4,162	- 18.8%

(6,887)	27,427	(14,974)	117.4%	Net financial results	41,525	6,034	-85.5%

12,445	(3,494)	(18,410)	N/A	Net profit before income tax	90,144	(7,010)	-107.8%

5,460	(9,049)	8,054	47.5%	Income tax	(51,538)	(26,369)	-48.8%

17,905	(12,543)	(10,356)	N/A	Net profit for the period	38,606	(33,379)	N/A

17,350	(12,726)	(10,476)	N/A	Net profit for shareholders of the parent company	38,613	(34,071)	N/A

555	183	120	-78.4%	Net profits for noncontrolling interest	(7)	692	N/A

44.38	(32.44)	(26.70)	N/A	Earnings per share, basic and diluted	98.43	(86.85)	N/A

(16,789)	140,208	30,249	-280.2%	Other comprehensive Income	172,600	221,367	28.3%

1,116	127,665	19,893	1682.5%	Total comprehensive income for the period	211,206	187,988	-11.0%

35,434	52,867	43,834	23.7%	EBITDA (*)	133,529	183,026	37.1%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

(*)

EBITDA = Operating income + Depreciation of properties, plant and equipment + Depreciation of the right-of-use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Recovery) / Deterioration of properties, plant and equipment.

Consolidated Results Full Year and Q4 2019

5.2 CONSOLIDATED BALANCE SHEET

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

	12/31/2018	12/31/2019
Noncurrent Assets
Intangible assets	20,402	37,179
Properties, plant and equipment	699,087	1,069,011
Assets for leasing	—	61,391
Investments in companies and joint ventures	32,686	67,590
Deferred tax assets, net	301	1,583
Other receivables	9,617	11,789
Trade receivables	23,508	15,325

Total Non-current assets	785,601	1,263,868

Current Assets
Assets held for disposal	3,189	—
Inventories	53,324	80,479
Contract assets	420	203
Other receivables	21,867	36,192
Trade receivables	72,646	118,077
Investment in financial assets	10,941	8,370
Cash and equivalents	46,028	66,100

Total current assets	208,415	309,421

		—
Total assets	994,016	1,573,289

Shareholders’ equity
Shareholders’ contributions	10,518	10,572
Reserves, other comprehensive income and retained earnings	348,682	531,977
Noncontrolling interest	3,157	5,550

Total Shareholders’ equity	362,357	548,099

Noncurrent Liabilities
Provisions	83,388	144,768
Deferred tax liabilities, net	91,125	97,231
Contract liabilities	1,828	294
Income tax	—	3,387
Other taxes payable	2,175	1,428
Liabilities from leasing	—	40,391
Loans	270,252	419,651
Other liabilities	549	703
Accounts payable	3,373	2,465

Total Noncurrent Liabilities	452,690	710,318

Current Liabilities
Liabilities associated with assets held for disposal	3,133	—
Provisions	4,529	5,460
Contract liabilities	4,996	7,404
Income tax payable	357	1,964
Other taxes payable	10,027	11,437
Salaries and social security	6,154	10,204
Liabilities from leasing	—	21,389
Loans	64,826	107,109
Other liabilities	722	1,310
Accounts payable	84,225	148,595

Total Current Liabilities	178,969	314,872

Total Liabilities	631,659	1,025,190

Total Liabilities and Shareholders’ Equity	994,016	1,573,289

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year and Q4 2019

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

Q4 2018	Q3 2019	Q4 2019		Jan-Dec 2018	Jan-Dec 2019
			Operating activities
17,905	(12,543)	(10,356)	Net income	38,606	(33,379)
(7,337)	296	(4,750)	Income of interests in companies and joint ventures	(4,839)	(7,968)
22,915	37,465	46,674	Depreciation of property, plant and equipment	87,569	145,894
—	2,849	3,307	Depreciation of the right-of-use assets	—	10,509
738	629	709	Amortization of intangible assets	1,749	2,374
6,352	5,686	4,674	Losses of property, plant and equipment and intangible assets and consumption of materials	12,101	19,124
(5,460)	9,049	(8,054)	Income tax charge	51,538	26,369
(9,399)	(6,213)	11,999	Net increase in provisions	(3,422)	13,090
19,377	(15,382)	7,621	Interest, exchange differences and others	(28,611)	(5,939)
102	154	122	Stock compensation plans	308	493
(2,900)	41,429	—	(Reversal)/Impairment of property, plant and equipment and intangible assets	(2,900)	41,429
(147)	(249)	(249)	Accrued insurance	(417)	(498)
—	(965)	187	Results for sale of areas	—	(778)
—	—	—	Results due to revaluation of companies	(11,980)	—
			Changes in assets and liabilities:
36	107	3,297	Trade receivables	(25,912)	(11,833)
(5,569)	(6,914)	(3,287)	Other receivables	(9,873)	(13,076)
5,123	(690)	17,028	Inventories	951	6,726
2,329	3,994	7,180	Accounts payable	18,769	29,435
(1,832)	1,479	(3,433)	Other taxes payable	2,615	(1,145)
1,564	1,337	2,367	Salaries and Social Security	1,904	4,534
44	315	104	Other liabilities	(1,178)	803
(875)	(1,474)	(1,445)	Decrease in provisions included in liabilities for payments / utilization	(2,652)	(4,862)
38	271	270	Contract Assets	(278)	445
1,354	886	120	Contract Liabilities	2,179	776
109	50	—	Dividends received	583	811
20	—	—	Insurance charge for loss of profit	496	758
(675)	(1,259)	(641)	Income tax payments	(2,248)	(6,955)

43,812	60,307	73,444	Net cash flow from operating activities	125,058	217,137

			Investing activities
(30,968)	(40,549)	(46,591)	Acquisitions of property, plant and equipment and intangible assets	(88,293)	(161,455)
4	(55)	(95)	Contributions and acquisitions of interests in companies and joint ventures	(280)	(4,826)
1,477	—	—	Collection for sale of financial assets	7,879	957
457	—	611	Interest received from financial assets	750	1,063
—	319	63	Collection for sale of areas	—	382
(2,307)	—	—	Investment for business combination	(2,307)	—

(31,337)	(40,285)	(46,012)	Net cash flow from investing activities	(82,251)	(163,879)

			Financing activities
(22,939)	(36,769)	(23,395)	Payment of loans	(55,734)	(93,456)
(7,664)	(12,254)	(12,355)	Payment of interests	(26,275)	(41,606)
10,996	15,677	26,435	Proceeds from loans	39,673	97,351
—	—	—	Acquisition of own shares	(120)	(280)
—	(4,390)	(5,247)	Payment of leasing	—	(15,208)
—	(126)	(333)	Payment of interest related to income tax	—	(583)
(1,200)	(2,300)	—	Payments of dividends	(1,200)	(2,300)

(20,807)	(40,162)	(14,895)	Net cash flow from financing activities	(43,656)	(56,082)

(3,555)	16,094	1,234	Effect of changes in exchange rates on cash and equivalents	18,139	22,896

(11,887)	(4,046)	13,771	Increase (decrease) in Cash and Equivalents	17,290	20,072

57,915	56,375	52,329	Cash and equivalents at the beginning of the period	28,738	46,028
46,028	52,329	66,100	Cash and equivalents at the end of the period	46,028	66,100

(11,887)	(4,046)	13,771	Increase (decrease) in Cash and Equivalents	17,290	20,072

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
6,678	6,173	6,983	Cash	6,678	6,983
39,350	46,156	59,117	Other Financial Assets	39,350	59,117

46,028	52,329	66,100	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	46,028	66,100

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year and Q4 2019

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

Q4 2019	Upstream	Gas & Energy	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	77	38,731	163,615	6,225	(1,738)	206,910
Revenues from intersegment sales	82,228	1,883	999	9,683	(94,793)	—

Revenues	82,305	40,614	164,614	15,908	(96,531)	206,910

Operating Income	(11,534)	401	20,527	(6,988)	(10,592)	(8,186)
Investments in companies and joint ventures	—	3,245	1,505	—	—	4,750
Depreciation of property, plant and equipment	37,692	399	7,283	1,300	—	46,674
Impairment of property, plant and equipment	—	—	—	—	—	—
Acquisitions of property, plant and equipment	45,596	2,340	9,713	3,699	—	61,348
Assets	742,850	199,357	508,026	129,331	(6,275)	1,573,289
Q4 2018	Upstream	Gas & Energy	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	2,070	24,398	117,354	3,538	(1,585)	145,775
Revenues from intersegment sales	60,040	2,171	546	5,619	(68,376)	—

Revenues	62,110	26,569	117,900	9,157	(69,961)	145,775

Operating Income	5,252	766	4,356	(1,930)	3,551	11,995
Investments in companies and joint ventures	—	7,265	72	—	—	7,337
Depreciation of property, plant and equipment	17,117	734	4,148	916	—	22,915
Impairment of property, plant and equipment	(2,900)	—	—	—	—	(2,900)
Acquisitions of property, plant and equipment	11,492	951	8,044	1,717	—	22,204
Assets	480,263	129,885	307,312	82,762	(6,206)	994,016

Consolidated Results Full Year and Q4 2019

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2018 Q4	2019 Q3	2019 Q4	Var Q4 19 / Q4 18	2018 Jan-Dec	2019 Jan-Dec	Var 2019 / 2018
INCOME STATMENT
Revenues	3,939	3,309	3,447	-12.5%	15,544	13,749	-11.5%
Costs of sales	-3,193	-2,742	-3,119	-2.3%	-12,910	-11,589	-10.2%

Gross profit	746	567	329	-56.0%	2,634	2,160	-18.0%
Other operating expenses, net	-422	-1,188	-468	11.1%	-957	-2,484	159.7%

Operating income	324	-621	-140	N/A	1,678	-325	N/A
Depreciation of property, plant & equipment	619	733	786	26.9%	3,264	3,005	-7.9%
Impairment of property, plant & equipment	-78	821	0	N/A	-78	821	N/A
Depreciation of the right-of-use assets	0	56	56	N/A	0	217	N/A
Amortization of intangible assets	20	12	12	-40.4%	60	49	-18.6%
Unproductive exploratory drillings	73	22	22	-69.1%	97	79	-18.2%

EBITDA	957	1,023	736	-23.2%	5,019	3,846	-23.4%
Adjusted EBITDA	957	977	660	-31.1%	4,410	3,607	-18.2%
UPSTREAM
Revenues	1,678	1,521	1,388	-17.3%	7,602	6,022	-20.8%
Operating income	142	-791	-194	N/A	755	-930	N/A
Depreciation & Amortization	463	648	660	42.5%	2,725	2,600	-4.6%
Impairment of property, plant and equipment	-78	804	0	N/A	-78	804	N/A
EBITDA	599	683	489	-18.4%	3,498	2,553	-27.0%
Adjusted EBITDA	599	643	456	-23.9%	3,498	2,411	-31.1%
Capital expenditures	627	720	716	14.2%	2,680	2,798	4.4%
DOWNSTREAM
Revenues	3,186	2,631	2,765	-13.2%	12,097	11,035	-8.8%
Operating income	118	103	345	193.5%	309	819	165.3%
Depreciation & Amortization	124	120	149	20.8%	480	532	10.7%
EBITDA	241	223	495	105.0%	789	1,351	71.2%
Adjusted EBITDA	241	209	473	95.9%	789	1,280	62.3%
Capital expenditures	217	63	164	-24.6%	509	455	-10.7%
GAS & ENERGY
Revenues	718	712	661	-7.9%	3,587	2,706	-24.6%
Operating income	21	0	3.2	-84.6%	771	41	-94.7%
Depreciation & Amortization	21	10	20	-7.4%	30	56	86.5%
Impairment of property, plant and equipment	0	17	0	N/A	0	17	N/A
EBITDA	42	28	23	-45.5%	802	115	-85.7%
Adjusted EBITDA	42	34	-8	-118.0%	192	73	-61.9%
Capital expenditures	26	29	39	52.9%	67	120	79.4%
CORPORATE AND OTHER
Operating income	-52	-81	-117	123.8%	-218	-313	43.6%
Capital expenditures	46	37	62	34.3%	91	148	63.0%
CONSOLIDATION ADJUSTMENTS
Operating income	96	147	-178	N/A	60	58	-4.0%
Average exchange rate of period	37.01	50.44	59.29		28.04	48.15
Exchange rate end of period	37.60	57.49	59.79		37.60	59.79

NOTE: For the fourth quarter of 2018, the calculation of the financial figures expressed in U.S. dollars arises from the calculation of the consolidated results expressed in Argentine pesos divided by the average exchange rate for this period. For the periods of the third quarter and fourth quarter of 2019, the calculation of the financial figures expressed in US dollars arises from the sum of: (1) the individual results of YPF S.A. expressed in Argentine pesos divided the average exchange rate for the period and (2) the results of subsidiary companies expressed in Argentine pesos divided the closing exchange rate.

For the acummulated periods, January to December 2018 and January to December 2019, the calculation of the financial figures expressed in U.S. dollars arises from the sum of the results of each quarter.

Consolidated Results Full Year and Q4 2019

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

				2018			2019
	Unit	Q1	Q2	Q3	Q4	Cum. 2018	Q1	Q2	Q3	Q4	Cum. 2019
Production
Crude oil production	Kbbl	20,483	20,591	20,933	20,897	82,904	20,376	20,382	20,888	20,884	82,530
NGL production	Kbbl	4,228	3,781	2,477	3,657	14,144	3,753	3,583	2,623	4,079	14,038
Gas production	Mm3	3,935	4,004	4,018	3,382	15,339	3,126	3,651	4,015	3,708	14,500
Total production	Kboe	49,460	49,554	48,679	45,826	193,519	43,788	46,928	48,764	48,285	187,765

Henry Hub	USD/Mbtu	3.00	2.80	2.90	3.64	3.09	3.15	2.64	2.23	2.50	2.63
Brent	USD/Bbl	66.81	74.50	75.22	67.71	71.06	63.17	68.92	61.93	63.41	64.35

Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,373	1,288	1,321	1,368	5,350	1,363	1,260	1,297	1,355	5,275
Diesel	Km3	1,870	2,023	2,154	2,052	8,099	1,874	1,981	2,029	2,041	7,925
Jet fuel and kerosene	Km3	135	125	146	166	572	164	138	159	149	610
Fuel Oil	Km3	7	10	10	8	35	9	11	51	5	76
LPG	Km3	146	185	196	150	677	131	193	200	183	707
Others (*)	Km3	381	416	323	353	1,473	324	297	309	298	1,228
Total domestic market	Km3	3,912	4,047	4,150	4,097	16,206	3,865	3,880	4,045	4,031	15,821
Export market
Petrochemical naphtha	Km3	24	44	0	91	159	48	0	76	81	205
Jet fuel and kerosene	Km3	141	136	144	167	588	183	162	152	146	643
LPG	Km3	194	91	41	135	461	126	68	30	106	330
Bunker (Diesel and Fuel Oil)	Km3	101	72	65	84	322	83	74	61	133	351
Others (*)	Km3	52	50	93	101	296	80	101	106	146	433
Total export market	Km3	512	393	343	578	1,826	520	405	425	612	1,962
Total sales of petroleum products	Km3	4,424	4,440	4,493	4,675	18,032	4,385	4,285	4,470	4,643	17,783

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	38	85	117	97	337	42	134	111	123	410
Methanol	Ktn	69	93	64	57	283	45	81	63	60	249
Others	Ktn	138	115	139	116	508	116	94	134	112	456
Total domestic market	Ktn	245	293	320	270	1,128	203	309	308	295	1,115
Export market
Methanol	Ktn	24	75	31	72	202	38	8	21	47	114
Others	Ktn	36	63	42	67	208	47	50	36	54	187
Total export market	Ktn	60	138	73	139	410	85	58	57	101	301
Total sales of petrochemical products	Ktn	305	431	393	409	1,538	288	367	365	396	1,416

Sales of other products
Grain, flours and oils
Domestic market	Ktn	30	23	92	55	200	43	50	112	66	271
Export market	Ktn	169	236	177	128	710	199	388	293	266	1,146
Total Grain, flours and oils	Ktn	199	259	269	183	910	242	438	405	332	1,417

Main products imported
Gasolines and Jet Fuel	Km3	114	59	49	46	268	118	89	54	96	357
Diesel	Km3	111	161	355	196	823	136	275	228	70	709

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Full Year and Q4 2019

5.7 ADDITIONAL INFORMATION ON OIL AND GAS RESERVES

(Argentine Securities Commission General Resolution No. 541)

	Crude oil and condensate (millions of barrels)
	2019
	Argentina	Rest of the World	Worldwide
Proved developed and undeveloped reserves
Beginning of year	582	—	582
Revisions of previous estimates	21	—	21
Extensions, discoveries and improved recovery	94	—	94
Purchases and sales	(1)	—	(1)
Production for the year (1)	(83)	—	(83)

End of year(1)	613	—	613

	2019
	Argentina	Rest of the World	Worldwide
Proved developed reserves
Beginning of year	339	—	339

End of year	301	—	301

Proved undeveloped reserves
Beginning of year	243	—	243

End of year	312	—	312

(1)

Proved reserves of crude oil and condensate include an estimated 88 million barrels as of December 31, 2019, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Crude oil and condensate production includes an estimated 12 million barrels for 2019.

Consolidated Results Full Year and Q4 2019

	Natural gas liquids
	(millions of barrels)
	2019
	Argentina	Rest of the World	Worldwide
Proved developed and undeveloped reserves
Beginning of year	56	—	56
Revisions of previous estimates	4	—	4
Extensions, discoveries and improved recovery	14	—	14
Purchases and sales	—	—	—
Production for the year (1)	(14)	—	(14)

End of year(1)	60	—	60

	2019
	Argentina	Rest of the World	Worldwide
Proved developed reserves
Beginning of year	41	—	41

End of year	38	—	38

Proved undeveloped reserves
Beginning of year	15	—	15

End of year	22	—	22

(1)

Proved reserves of natural gas liquids include an estimated 6 million barrels as of December 31, 2019, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Natural gas liquids production includes an estimated 1 million barrels for 2019.

Consolidated Results Full Year and Q4 2019

	Natural gas
	(billion of cubic feet)
	2019
	Argentina	Rest of the World	Worldwide
Proved developed and undeveloped reserves
Beginning of year	2,481	—	2,481
Revisions of previous estimates	(104)	—	(104)
Extensions, discoveries and improved recovery	384	—	384
Purchases and sales	(8)	—	(8)
Production for the year(1)	(512)	—	(512)

End of year (1)	2,241	—	2,241

	2019
	Argentina	Rest of the World	Worldwide
Proved developed reserves
Beginning of year	1,915	—	1,915

End of year	1,743	—	1,743

Proved undeveloped reserves
Beginning of year	566	—	566

End of year	498	—	498

(1)

Proved reserves of natural gas include an estimated 259 billion cubic feet as of December 31, 2019, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Natural gas production includes an estimated 60 billion cubic feet for 2019.

Consolidated Results Full Year and Q4 2019

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 6, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer